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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
Publicly Held Company
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Embraer” or “Company”) hereby updates the information disclosed on November 12, 2021, February 09, 2022, May 23, 2022, and August 9, 2022, regarding Contracts 002/DCTA-COPAC/2014 and 10/DCTA-COPAC/2014, entered into in 2014 amongst the Brazilian Federal Government, Embraer and one of its subsidiaries (“Contracts”).

Embraer and the Brazilian Air Force engaged in negotiations on this subject, conducting a new negotiation process, which resulted, among other matters, in the execution of amendments to the Contracts in order to (i) reduce from 22 to 19 the total number of KC-390 Millennium aircraft to be delivered under the terms of the Contracts, definitively ending the possibility of unilateral reductions pursuant to the law; (ii) redefine and reschedule the delivery schedule, in order to distribute over time the effect of the reduction in the number of aircraft; and (iii) adjust contractual clauses in order to maintain the respective economic and financial balance.

The execution of the amendments successfully concludes the negotiations between the parties regarding the Contracts. The amendments to the Contracts preserve the Company's cash flow, ensure the economic and financial viability of the KC-390 Millennium project and do not change and do not compromise the Company's guidance for 2022.

Embraer reinforces its commitment to the KC-390/C-390 Millennium project, next-generation multi-mission aircraft, as well as its belief in the export potential of this product, which brings unique innovations in its category, and which has already been selected by three European nations.

Finally, Embraer reiterates its role as a strategic partner of the Brazilian Air Force in the development and implementation technological solutions and products of high added value, a partnership established for over 50 years.

São José dos Campos, October 21, 2022.

Antonio Carlos Garcia
Executive Vice President and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations